October 17, 2013

John Reynolds Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	China Cord Blood Corporation
Registration Statement on Form F-3
Filed September 12, 2013
File No. 333-191121
Supplemental Response Letter
Dated October 2, 2013

Dear Mr. Reynolds:

We hereby provide responses to comments issued on October 11, 2013 (the “Staff’s Letter”) regarding the Registration Statement on Form F-3 (File No. 333-191121)(the “F-3”) of China Cord Blood Corporation (the “Company”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.            We note your response to prior comment 2 from our letter date September 26, 2013 and your assertion that the interim financial information submitted on Form 6-K is not material. It appears to us that the interim financial information is material. It also appears to us that the interim financial information included in the Form 6-K submitted on August 26, 2013 is available to shareholders and therefore that information should be included in the Form F-3 registration statement. Please provide us with your analysis supporting your conclusion or revise the registration statement as appropriate.

COMPANY RESPONSE:

The Company notes the following trends in the results for the first quarter of fiscal 2014 for the Staff’s benefit:

•	Revenue for the quarter was approximately RMB128.7 million, versus RMB115.3 million in the year earlier period and consensus estimates of $21.6 million (RMB 134 million).

•	Earnings per share were $.07 (RMB.40), versus $.06 (RMB.41) in the comparable period of fiscal 2013 (approximately 2% lower) and consensus estimates of $.04 (RMB .25).

John Reynolds U.S. Securities and Exchange Commission October 17, 2013 Page 2

•	New subscribers were approximately fifteen thousand, compared to sixteen thousand in the fourth quarter of fiscal 2013.

Based on the above factors and the consistency of the results with previous periods, the Company determined that the results for Q1 2014 were not sufficiently material to require that the financial statements in the F-3 be updated by incorporating them by reference in the filing. In this regard, the Company notes that the trading price of its ordinary shares on the New York Stock Exchange was extremely volatile from July 2013, several weeks before the June 30, 2013 quarter results were published, and remained volatile for weeks after the results were published. Such volatility seemed contrary to Company’s consistent operational and financial performance. In additional, the Company is not aware of any undisclosed material developments which could explain such large movements in the trading price of its ordinary shares, but notes that the US equity market was relatively weak in August 2013. In view of the foregoing, the Company believes its initial determination not to incorporate the Report on Foreign Issuer on Form 6-K was sufficiently supported by the information available at the time of submission.

On the other hand, the Company notes the statement that the “information is available to shareholders and therefore […] should be included in the Form F-3” and believes that this conclusion is based on the following provision of Item 8 of Form 20-F “If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.” The Company notes that Section 6230 of the Staff Accounting Manual suggests that for a delayed or continuous offering such as the one covered by the F-3, the interim information must not be more than nine months old, and believes in the context of a takedown of securities from a shelf registration statement, the relevant “date of the document” would refer to the date of the prospectus supplement concerning a particular offering of securities. In light of the Staff’s comments, we believe that the Staff’s view is that the date of the base prospectus is the one relevant for Item 8.A. of 20-F and accordingly intend to incorporate the Form 6-K filed on June 18, 2013 by reference into the F-3 prior to requesting effectiveness. The Company is in the process of amending the Form 6-K to include the necessary XBRL files and will file an amendment to the F-3 once such amendment has taken place.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Reynolds U.S. Securities and Exchange Commission October 17, 2013 Page 3

Sincerely,

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer